

Lonnie Wills · 2nd

Chief Executive Officer at Call Assistant, Inc.

San Ramon, California · 500+ connections · **Contact info**

 **Call Assistant, Inc.**

Clark College

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winning products and services. G2 Analytics is the only cloud-based enterprise class data warehousing and analytics solution providing customers unmatched insight from cloud data. Business users are realizing immediate benefits through ease of use and seamless interface to Salesforce.com and other cloud based solutions.

Key Features:
- View your data in virtually unlimited combinations over any time period.
- Powerful analytical solution without any hardware investments or long term maintenance costs.
- Near real-time analytics to make timely business decisions.
- Quickly report on large volumes of data without limitations, concerns for timeouts or the need to export to Excel.
- Create easy to read drillable dashboards that enable you to visualize data side-by-side for better insights, decisions & results.
- Subscription model pricing. No hardware or software investment. Decreased storage and operating costs with cloud implementation.

Customization Features:
- Go beyond out of the box reporting capabilities with developer tools for in house customization.
- Build reports and dashboards with unlimited custom objects and fields.
- Report across siloed and legacy data sets, including multiple Salesforce.com orgs.

Technical features:
- Single sign-on through Salesforce.com.
- Powered by IBM's best in market Cognos analytics.
- Data warehouse installation in the cloud in approximately 30 minutes.
- Can be deployed in a public or private cloud.

G2analytics Data Sheet



Financial Reporting by G2Analytics

Our mobile solution provides interactive dashb
for your business.

Experience



Chief Executive Officer

Call Assistant, Inc. · Full-time

Dec 2019 – Present · 10 mos

Lodi, California, United States



How it works with the Call Assistant App



CEO

G2Analytics Technology Group

Jan 2013 – Present · 7 yrs 9 mos

San Francisco Bay Area

Lonnie Wills launched G2Analytics Technology Group in response to the growing demand for Business Intelligence Analytics for Software as a Service (SaaS) solutions incorporating SaaS and cloud computing technologies to create a single analytic platform for his clients. As CEO, he is responsible for the technology, vision and architecture of some of the most inr …see mor

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Counsel Member

GLG - Gerson Lehrman Group

2007 – Present · 13 yrs

President

Smok'n Gear, Inc.

Oct 2016 – Dec 2019 · 3 yrs 3 mos

San Ramon, California

Smok'n Gear is a leading manufacturing company that builds Travel Humidors for cigars and cannabis. The primary focus of Smok'n Gear is to provide durable travel humidor products for the Cigar Enthusiast. Smok'n Gear prides itself in making a product with a life time warranty and continues to innovate in the industry.

Chairman of the Board

G2Develop

Jul 2014 – Dec 2019 · 5 yrs 6 mos

Skopje, Macedonia

G2Develop is a subsidiary of G2Analytics Technology Group, Inc. and was founded by Lonnie Wills in July of 2014. The primary focus of G2Develop is to provide software lifecycle management, custom develop for applications, web application development and mobile application development. G2Develop is strategically located in Europe to provide su …see mor

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Education



Clark College
Engineering

1988 – 1990

Concordia
Computer Science

2003 – 2004



Portland State University
Engineering

1990 – 1992

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